UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number
333-74483

WILLIS 401(K) RETIREMENT SAVINGS PLAN
(Exact name of registrant as specified in its charter)

200 Liberty Street
New York, NY 10281-1003
Telephone: (212) 915-8888
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock of Willis Towers Watson, par value $0.01 per share, reserved under the Willis 401(k) Retirement Savings Plan and an indeterminate amount of interests to be offered or sold pursuant to the Willis 401(k) Retirement Savings Plan
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date: None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Dated: June 14, 2017

WILLIS TOWERS WATSON SAVINGS PLAN FOR U.S. EMPLOYEES (FORMERLY WILLIS 401(K) RETIREMENT SAVINGS PLAN)

By: /s/ Sharon Edwards
Name: Sharon Edwards
Title: Chief Financial Officer

Willis North America Inc.